[letterhead of K&L Gates]
January 31, 2011
VIA EDGAR
Vincent DiStefano
U.S. Securities and Exchange Commission
100 Fifth Street, NE
Washington, DC 20549
Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467)
Dear Mr. DiStefano:
This letter responds to the comments you provided by telephone to the undersigned on January 14, 2011 relating to the registration statement filed on Form N-1A for Causeway Capital Management Trust (the “Trust”) on December 1, 2010. The amendment to the registration statement was filed to add a new Investor Class of shares to the Causeway Global Value Fund, and the registration statement also contains disclosure concerning the other series of the Trust: Causeway International Value Fund, Causeway Emerging Markets Fund and Causeway International Opportunities Fund (each such series of the Trust, a “Fund,” and collectively the “Funds”). A post-effective amendment to the Trust’s registration statement, reflecting responses to your comments and other updates, is expected to be filed on January 31, 2011. Unless otherwise noted, defined terms have the same meanings ascribed to them in the prospectus. For ease of reference, we have set forth below your comments, followed by responses to those comments.
1. Comment: The fee table for certain of the Funds contains a footnote indicating that the line item for “other expenses” in the table reflects acquired fund fees and expenses of less than 0.01%. Please delete that footnote, as it is not permitted by Form N-1A.
Response: The footnote has been deleted from the fee tables of the relevant Funds, as requested.
2. Comment: The fee table for certain of the Funds contains a footnote indicating that the Investment Adviser has agreed to reimburse certain expenses pursuant to an expense limit agreement. Please confirm that the expense limit agreements are contractual obligations.
Response: The expense limit agreements, which apply to each of the Funds, are contractual obligations of the Investment Adviser. In addition, a copy of the form of expense limit agreement for each Fund is filed as an exhibit to the registration statement.
3. Comment: In the fee table for the Causeway Global Value Fund, there is a footnote relating to “other expenses” of the Investor Class that indicates such expenses are estimated for the current fiscal year. The form permits such a footnote for new funds, but not for new classes of shares. Accordingly, please delete the footnote.
Response: The footnote has been deleted, as requested.
4. Comment: In the “Principal Investment Strategies and Risks” for the Causeway Global Value Fund, the disclosure notes that the Fund will invest at least 40% of its total assets in

U.S. Securities and Exchange Commission
January 31, 2011

companies located in a number of countries outside the U.S. Please confirm that the Fund invests in at least three countries outside the U.S.
Response: The Causeway Global Value Fund invests in more than three different countries outside of the U.S. The Fund has not disclosed that it will invest in “at least three” countries outside of the U.S. because it invests in many more than three countries outside the U.S., and stating that it invests in “at least three” other countries suggests that its investments will be limited to only a few countries, which is not the case.
5. Comment: In the “Principal Investment Strategies and Risks” for the Causeway Emerging Markets Fund, the disclosure notes that the Fund may (but is not obligated to) use over-the-counter derivatives, including structured instruments, which include participation notes, certificates, and warrants, to hedge foreign currency exposure, replace direct investing, and/or hedge equity exposure. First, is the use of derivatives a principal strategy of the Causeway Emerging Markets Fund? If not, please delete the reference to derivatives in the principal strategies. If it is a principal strategy, please provide detailed Fund-specific disclosure per the letter from the staff to the Investment Company Institute, dated July 30, 2010 (the “Letter”). Similarly, there is disclosure about the risks of investing in derivatives at the end of the section on “What are the main risks of investing in the Fund?” Please provide more specifics about the risks of investing in derivatives, as discussed in the Letter. Please note that the same comments apply to the disclosure in the strategy and risk sections of the Causeway International Opportunities Fund, insofar as that Fund’s disclosures relate to its investment in the Causeway Emerging Markets Fund.
Response: The Causeway Emerging Markets Fund may, from time to time, use the derivatives currently noted in the disclosure. However, at this time, such use of derivatives is no longer contemplated to be a principal strategy of the Fund. Accordingly, while disclosure of such derivatives, and other types of derivative instruments, remains in the statement of additional information, such disclosure has been removed from the prospectus.
The disclosure concerning the strategies and risks of the Causeway International Opportunities Fund has correspondingly been updated.
6. Comment: Following the summary information about each Fund, there is a section under the heading “Fund Details — Additional Investment Information” that provides some additional information that is not in the summary concerning investments and risks, presumably in response to Item 9 of Form N-1A. Item 9 of Form N-1A requires the disclosure of a Fund’s principal strategies and risks and should, if necessary, expand on the information contained in the summary portion of the prospectus. Please expand on those descriptions, as necessary, and include a discussion of each Fund’s principal strategies and risks with Item 9 information. If no further information containing a Fund’s principal strategies and risks is necessary beyond that which is summarized in the summary portion, the information should be copied from the summary.
Response: The section on “Additional Investment Information” has been expanded, as requested, to include a discussion (in this section) on each Fund’s principal investment strategies and risks. The additional language is generally a replication of the principal investment strategy information already appearing in the summary.

U.S. Securities and Exchange Commission
January 31, 2011

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If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1053 or my colleague Mark Perlow at 415.249.1070.
Sincerely,
/s/ Kurt J. Decko
Kurt J. Decko

Cc:	Turner Swan
Causeway Capital Management LLC

Mark D. Perlow
K&L Gates LLP